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                                                     JOEL I. FRANK, PARTNER
                                                     Direct Line: (212) 836-4920
                                                     Direct Fax: (212) 836-4955
                                                     jfrank@hartmancraven.com
                                                     ------------------------

                                  May 31, 2005

VIA FAX
Ms. Beverly A. Singleton
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:   Chinawe.com Inc.
           Annual Report on Form 10-KSB (fiscal year ended December 31, 2004)
           Filed:  April 14, 2005
           File No. 0-29169

Dear Ms. Singleton:

     On behalf of Chinawe.com Inc. (the "Company"), we hereby submit a reply to the SEC comment letter dated 5/17/2005 re: 10-KSB (fye 12/31/2004) [the "Comment
Letter"]. A copy of the Comment Letter is attached hereto.

     The numbered responses below correspond to the numbered comments in the
Comment Letter.

     1. In that the Company continued to incur losses over the past several years, the Company negotiated with the landlord from whom the Company rented its office space, an affiliate of the Company, for a reduction of the amount of rent due in 2004. The Company had provided for such office space rent in the financial statements for the year ended December 31, 2003 in the amount of Hong
Kong $20,000. Since the request for a reduction in rent was agreed to by the landlord in 2004, the Company credited the "write back" to the Statement of
Operations for the year ended December 31, 2004.

     In light of the foregoing, please advise as to whether or not such amount must be reclassified from non-operating income to inclusion within "operating expenses."

     2. The Company has no currently available credit facilities or any commitments from shareholders, directors or officers to provide advances, loans or other financing to the

Company. In light of the execution of the Asset Consulting Agreement, dated as of April 20, 2005, by and between Huizhou One Limited and Chinawe Asset
Management (PRC) Limited (the "Agreement"), discussed in "Liquidity and Capital
Resources", the Company believes that it will have sufficient funds from operations going forward. Accordingly, the Company believes that it is no longer dependent on financing from shareholders, directors or officers of the Company.

     3. We call your attention to an excerpt from the Division of Corporation
Finance: International Financial Reporting and Disclosure Issues, dated May 1,
2001, Prepared by Accounting Staff Members in the Division of Corporation
Finance, U.S. Securities and Exchange Commission, Washington, D.C. as follows:

         "F.   Reporting Currency for Domestic Registrants and non Foreign
               Private Issuers

          Regulation S-X presumes that a US-incorporated registrant will present its financial statements in US dollars. In rare instances, the staff has not objected to the use of a different reporting currency. Those instances have been limited to situations where the US-incorporated registrant had little or no assets and operations in the US, substantially all the operations were conducted in a single functional currency other than the US dollar, and the reporting currency selected was the same as the functional currency. In these circumstances, reporting in the foreign currency would produce little or no foreign currency translation effects under FASB Statement No. 52. The staff has also not objected when a foreign issuer who does not meet the definition of a foreign private issuer applies this approach in similar circumstances."

     The Company believes that it meets the staff's criteria for reporting in
RMB since (i) the Company has no assets or operations in the United States, (ii)
substantially all the Company's operations were conducted in a single functional currency other than the US dollar, i.e., RMB, and (iii) the reporting currency selected was the same as the functional currency. Also, the Company has always included US dollar amounts as well.

     Accordingly, the Company believes that it should not be required to amend its previously reported financial statements. However, the Company is willing, going forward, to prepare its financial statements solely in US dollars, especially since the amounts to be paid to the Company's wholly-owned subsidiary pursuant to the Agreement will be in US dollars.

     Thank you for your attention to this matter. We look forward to your response.

                                             Sincerely yours,

                                             /s/ Joel I. Frank
                                             -------------------------
                                             Joel I. Frank

Encl.
cc:      David R. Humphrey (via fax)
         Margery Reich (via fax)
         Vivian Chu (via email)

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON. D.C. 20549

                                                                    May 17, 2005

By U.S. Mail

Mr. Man Keung Wai, Chief Executive Officer
CHINAWE.COM, INC.
Room 7, 13/F, Block A
Fuk Keung Industrial Building
66-68 Tong Mi Road
Kowloon, Hong Kong

      RE:   CHINAWE.COM, INC.
            ANNUAL REPORT ON FORM 10-KSB (FISCAL YEAR ENDED DECEMBER 31, 2004)
            FILED: APRIL 14, 2005
            FILE NO. 0-29169

Dear Mr. Wai:

     We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial Data, Management's
Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your document in response to these comments in an amendment to the December 31, 2004 Annual Report on Form
10-KSB. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

     Pursuant to Rule 10l(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within ten (10) business days from the date of this letter, and an amendment to the
Form 10-KSB should be filed within 15 business days from the date of this letter.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

May 17, 2005

Mr. Man Keung Wai
Chinawe.com, Inc.

FORM 10-KSB (FISCAL YEAR ENDED DECEMBER 31, 2004
------------------------------------------------

Management's Discussion and Analysis
------------------------------------

Year Ended December 1, 2004 Compared to the Year Ended December 31, 2003, page 5
--------------------------------------------------------------------------------

1.       Please reclassify the amount of fiscal year 2004 `write of rental expenses overprovided' from non-operating income to inclusion within
         `operating expenses' on the statements of operations or supplementally support your current presentation. Also provide an explanation as to the facts arid circumstances that resulted in rental expense being overprovided in the previous year.

Liquidity and Capital Resources, page 6
---------------------------------------

2.       Disclose whether or not you have any available credit facilities or any commitments from shareholders, directors or officers to provide advances, loans or other financing to you. In this regard, we note from the financial statements that related parties have provided you with advances to finance your operations. Please provide discussion of the dependence on this source of financing.

Financial Statements
--------------------

Note 2 (a) Basis of Accounting, page F-6
----------------------------------------

3.       We see that you are a domestic issuer, incorporated in California.
         Domestic registrants must report in US dollars unless they are organized under laws of a foreign country. Please revise your financial statements accordingly or advise.

Other
-----

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

May 17, 2005
Mr. Man Keung Wai
Chinawe.com, Inc.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in our review of your filing or in response to our comments on your filing.

Closing
-------

     You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202)
551-3328, or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if
you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                                                     Sincerely,

                                                     /s/David R. Humphrey
                                                     --------------------
                                                     David R. Humphrey
                                                     Accounting Branch Chief

cc:      Mr. Joel I. Frank, Esq.
         Hartman & Craven LIP
         via Facsimile (212) 688 - 2870